

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Kenneth Ng
Chief Executive Officer
Malacca Straits Acquisition Co Ltd
Unit 601-2
St. George's Building
2 Ice House Street
Central Hong Kong

Re: Malacca Straits Acquisition Co Ltd
Draft Registration Statement on Form S-1
Submitted April 10, 2020
CIK No. 1807594

Dear Mr. Ng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 10, 2020

General

1. We note your disclosure that holders of your Class B ordinary shares will have the right to elect all of your directors prior to your initial business combination. Please disclose whether the company will be a controlled company as defined under Nasdaq's rules and discuss the corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include risk factor disclosure.

Capitalization, page 67

2. Please revise the caption for "Class A ordinary shares, subject to redemption" to also disclose par value and the number of shares outstanding.

3. It appears based on your disclosure on page 24 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these shares entirely as temporary equity pursuant to ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

Note 5 - Commitments
Registration Rights, page F-13

4. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Stuart Neuhauser